Exhibit 99.1

Stantec to lead major wastewater development program in Egypt

Project will improve access to sanitation services for 940,000 people in the rural areas of Fayoum

EDMONTON, Alberta & NEW YORK & LONDON--(BUSINESS WIRE)--May 28, 2020--The Egyptian Holding Company for Water and Wastewater (HCWW) has selected a consortium led by Stantec to improve access to sanitation services through wastewater infrastructure for communities in the Fayoum governorate in Egypt. Stantec will act as the Project Implementation Support and Contract Supervision Consultant to manage the large-scale construction program to expand wastewater treatment, water reuse capabilities and the system sewerage network.

The governorate of Fayoum is in a rural, developing region about 90 kilometres (55 miles) southwest of Cairo. The area is in close proximity to Lake Qarun–the third largest lake in Egypt and one of the most important tourist attractions in the country. In lesser populated areas of the region, coverage of sanitation services is low, and more than half of the communities are not connected to a centralized wastewater network. This lack of access results in raw sewage being discharged directly to the agricultural drains and Lake Qarun–which is the area’s main freshwater resource–causing significant environmental, economic, and social harm.

The Fayoum Wastewater Expansion program, with a value of 456.5 million euros, is financed by the European Bank for Reconstruction and Development (EBRD) and co-financed by the European Investment Bank (EIB), the European Union’s Neighbourhood Investment Facility, and the Egyptian government. It is part of a wider set of measures by the Egyptian government to address the challenges the country faces in sanitation coverage. The overarching goal of the project is to increase access to sanitation from 32.6 percent to 86 percent in rural areas of the Fayoum governorate.

Stantec will be responsible for design services related to network infrastructure and wastewater treatment plants (WWTPs), procurement support, project implementation support, development of a training plan, capacity building, contract management, and construction supervision services. Establishing system implementation and ongoing support to the HCWW and Fayoum Company for Water and Wastewater (FWWC) is key to this partnership.

The first phase of the program will expand sewer services in 119 underserved rural areas in Fayoum. This phase includes constructing four new WWTPs, expanding seven, rehabilitating 10, and decommissioning six existing WWTPs. It will also include constructing approximately 256 kilometres (159 miles) of new pressurized rising mains, 2,334 kilometres (1,450 miles) of sewer lines, and 100 new sewage pumping stations. These measures will increase access to sanitation to 75.6 percent and benefit 700,000 people. The second phase will help an additional 41 underserved villages, with the potential to improve the lives of 240,000 more people – bringing total sanitation access to 86 percent of the region’s population.

“We are proud to lead this consortium to implement this EBRD-led program that promises to have a positive impact on the community of Fayoum,” says Dr. Murat Sarioglu, Operations Director and Project Director at Stantec. “The Egyptian government and the development institutions have prioritized access to clean water, and we are honoured to leverage our experience and expertise in water and wastewater infrastructure engineering to provide greater access to sanitation services, support the growth of the region, and alleviate environmental and public health concerns.”

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding Stantec’s role and involvement on the project. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the proposed project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Contacts

Media Contact
Danny Craig
Stantec Media Relations
Ph: (949) 923-6085
danny.craig@stantec.com

Investor Relations Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com